HSBC

May 2011
Pricing Sheet dated May 26, 2011 relating to
Free Writing Prospectus dated April 21, 2011
Registration Statement No. 333-158385
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in International Equities

PLUS Based on the Value of the iShares® MSCI Emerging Markets Index Fund due June 27, 2012
Performance Leveraged Upside Securities^{SM}

PRICING TERMS – May 24, 2011	
Issuer:	HSBC USA Inc.
Maturity date:	June 27, 2012, subject to adjustment as described in the accompanying underlying supplement no. 4
Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Aggregate principal amount:	$11,956,260

Payment at maturity:	• If the final share price is *greater than* the initial share price:
	    $10 + the leveraged upside payment
	    In no event will the payment at maturity exceed the maximum payment at maturity.
	• If the final share price is *less than or equal to* the initial share price:
	    $10 x the share performance factor
	    This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	300%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	$46.57, which was the closing price of one underlying share on the pricing date, as determined by the calculation agent
Final share price:	The closing price of one underlying share on the valuation date, as determined by the calculation agent, and as adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4.
Valuation date:	June 22, 2012, subject to adjustment as described in the accompanying underlying supplement no. 4
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$11.83 per PLUS (118.30% of the stated principal amount)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see "Commissions and Issue Price" below)
Pricing date:	May 24, 2011
Original issue date:	May 27, 2011 (3 business days after the pricing date)
CUSIP:	40433C841
ISIN:	US40433C8414
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)" in the accompanying free writing prospectus dated April 21, 2011.

Commissions and Issue Price:	Price to Public[1]	Fees and Commissions[1][2]	Proceeds to Issuer
Per PLUS	$10	$0.20	$9.80
Total	$11,956,260	$239,125.20	$11,717,134.80

(1) The actual price to public and fees and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per PLUS. Please see "Syndicate Information" on page 7 of the accompanying free writing prospectus dated April 21, 2011 for further details about the applicable price to public and fees and commissions.

(2) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.20 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.20 for each PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)" in the accompanying free writing prospectus dated April 21, 2011.

You should read this document together with the free writing prospectus describing the offering and the related underlying supplement no. 4, product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The free writing prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000114420411023395/v219287_fwp.htm
The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm
The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

The PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 4) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 4 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement no. 4 if you request them by calling toll-free 1-866-811-8049.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.